UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Medicus Sciences Acquisition Corp.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

G5960S 108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP G5960S 108

1.	Names of Reporting Persons Medicus Sciences Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 2,323,000(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,323,000(1)(2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,323,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP G5960S 108

1.	Names of Reporting Persons Altium MSAC, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,323,000(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,323,000(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,323,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP G5960S 108

1.	Names of Reporting Persons Structure Alpha LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,323,000(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,323,000(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,323,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP G5960S 108

1.	Names of Reporting Persons Altium Growth Fund, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,323,000(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,323,000(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,323,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) PN

CUSIP G5960S 108

1.	Names of Reporting Persons Altium Capital Management, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,323,000(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,323,000(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,323,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) PN

CUSIP G5960S 108

1.	Names of Reporting Persons Sio Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,323,000(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,323,000(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,323,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IA

CUSIP G5960S 108

1.	Names of Reporting Persons Jacob Gottlieb
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,323,000(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,323,000(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,323,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP G5960S 108

1.	Names of Reporting Persons Mark Gottlieb
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,323,000(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,323,000(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,323,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

CUSIP G5960S 108

1.	Names of Reporting Persons Michael Castor
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,323,000(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,323,000(1)(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,323,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	See Item 4. Includes 2,323,000 Class B ordinary shares, $0.0001 par value per share of the Issuer’s (as defined below), referred to as founder shares in the Issuer’s registration statement on Form S-1 (File No. 333-251674) (the “Registration Statement”). The Class B Ordinary Shares will automatically convert into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities” in the Registration Statement. Medicus Sciences Holdings LLC (the “Sponsor”) is the record holder of the Class B ordinary shares reported herein. The managing members of the Sponsor are Altium MSAC, LLC and Structure Alpha LLC. Altium MSAC, LLC is a subsidiary of Altium Growth Fund, LP which is managed by Altium Capital Management, LP (“Altium”). Jacob Gottlieb and Mark Gottlieb are managing members of Altium. Structure Alpha LLC is managed by Sio Capital Management, LLC, its investment manager, which is controlled by Michael Castor, Accordingly, each of Jacob Gottlieb, Mark Gottlieb and Michael Castor may be deemed to have beneficial ownership of the shares held by the Sponsor.

(2)	Excludes 3,642,222 Class A ordinary shares which may be purchased by exercising warrants that are not exercisable as of the date of this filing.

(3)	Based on 9,292,000 Class A ordinary shares issued and outstanding and 2,323,000 Class B ordinary shares issued and outstanding as of November 4, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on January 20, 2022.

Item 1(a).	Name of Issuer

Medicus Sciences Acquisition Corp. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

152 West 57th Street, Floor 20

New York, NY 10019

Item 2(a).	Names of Persons Filing

Medicus Sciences Holdings LLC, Altium MSAC, LLC, Structure Alpha LLC, Altium Growth Fund, LP, Altium Capital Management, LP, Sio Capital Management, LLC, Jacob Gottlieb, Mark Gottlieb and Michael Castor (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

152 West 57th Street, Floor 20

New York, NY 10019

Item 2(c).	Citizenship

Each of Medicus Sciences Holdings LLC, Altium MSAC, LLC, Structure Alpha LLC and Sio Capital Management, LLC is a limited liability company formed in Delaware. Each of Altium Growth Fund, LP and Altium Capital Management, LP is a limited partnership formed in Delaware. Each of Jacob Gottlieb, Mark Gottlieb and Michael Castor is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A ordinary shares, $0.0001 par value per share.

The Class A ordinary shares are the class of ordinary shares of the Issuer registered pursuant to the Act. The Reporting Persons own Class B ordinary shares. The Class B ordinary shares will automatically convert into Class A ordinary shares at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the event that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the Class B ordinary shares shall convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, on an as-converted bases, 20% of the sum of the total number of all ordinary shares outstanding upon completion of the IPO plus all Class A ordinary shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination, and any private placement-equivalent warrants issued to the Sponsor or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

G5960S 108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 2,323,000 of the Issuer’s Class B ordinary shares, representing 20% of the total Class A ordinary shares issued and outstanding and assuming the conversion of all issued and outstanding Class B ordinary shares of the Issuer. The Class B ordinary shares are automatically convertible into the Issuer’s Class A ordinary shares at the time of the Issuer’s initial Business Combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (No. 333-251674).

The percentage of the Class B ordinary shares held by the Reporting Persons is based on 9,292,000 Class A ordinary shares issued and outstanding and 2,323,000 Class B ordinary shares issued and outstanding as of November 22, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q/A filed with the Securities and Exchange Commission on January 20, 2022.

The Sponsor is the record holder of the Class B ordinary shares reported herein. The managing members of the Sponsor are Altium MSAC, LLC and Structure Alpha LLC. Altium MSAC, LLC is a subsidiary of Altium Growth Fund, LP which is managed by Altium. Jacob Gottlieb and Mark Gottlieb are managing members of Altium. Structure Alpha LLC is managed by Sio Capital Management, LLC, its investment manager, which is controlled by Michael Castor, Accordingly, each of Jacob Gottlieb, Mark Gottlieb and Michael Castor may be deemed to have beneficial ownership of the shares held by the Sponsor.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

MEDICUS SCIENCES HOLDINGS LLC, a Delaware limited liability company

By:	ALTIUM MSAC, LLC, the managing member of Medicus Sciences Holdings LLC

By:	/s/ Mark Gottlieb
Name:	Mark Gottlieb
Title:	Authorized Signatory

ALTIUM MSAC, LLC, a Delaware limited liability company

By:	/s/ Mark Gottlieb
Name:	Mark Gottlieb
Title:	Authorized Signatory

ALTIUM GROWTH FUND, LP, a Delaware limited partnership

By:	/s/ Mark Gottlieb
Name:	Mark Gottlieb
Title:	Authorized Signatory

ALTIUM CAPITAL MANAGEMENT, LP, a Delaware limited partnership

By:	/s/ Mark Gottlieb
Name:	Mark Gottlieb
Title:	Authorized Signatory

STRUCTURE ALPHA LLC, a Delaware limited liability company

By:	/s/ Judah Drillick
Name:	Judah Drillick
Title:	Authorized Signatory

SIO CAPITAL MANAGEMENT, LLC, a Delaware limited liability company

By:	/s/ Judah Drillick
Name:	Judah Drillick
Title:	Authorized Signatory

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb

By:	/s/ Mark Gottlieb
Name:	Mark Gottlieb

By:	/s/ Michael Castor
Name:	Michael Castor

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A ordinary shares, $0.0001 par value per share, of Medicus Sciences Acquisition Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2022.

MEDICUS SCIENCES HOLDINGS LLC, a Delaware limited liability company

By:	ALTIUM MSAC, LLC, the managing member of Medicus Sciences Holdings LLC

By:	/s/ Mark Gottlieb
Name:	Mark Gottlieb
Title:	Authorized Signatory

ALTIUM MSAC, LLC, a Delaware limited liability company

By:	/s/ Mark Gottlieb
Name:	Mark Gottlieb
Title:	Authorized Signatory

ALTIUM GROWTH FUND, LP, a Delaware limited partnership

By:	/s/ Mark Gottlieb
Name:	Mark Gottlieb
Title:	Authorized Signatory

ALTIUM CAPITAL MANAGEMENT, LP, a Delaware limited partnership

By:	/s/ Mark Gottlieb
Name:	Mark Gottlieb
Title:	Authorized Signatory

STRUCTURE ALPHA LLC, a Delaware limited liability company

By:	/s/ Judah Drillick
Name:	Judah Drillick
Title:	Authorized Signatory

SIO CAPITAL MANAGEMENT, LLC, a Delaware limited liability company

By:	/s/ Judah Drillick
Name:	Judah Drillick
Title:	Authorized Signatory

By:	/s/ Jacob Gottlieb
Name:	Jacob Gottlieb

By:	/s/ Mark Gottlieb
Name:	Mark Gottlieb

By:	/s/ Michael Castor
Name:	Michael Castor